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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Gaylord Entertainment Company

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

367905106

(Cusip Number)

Michael P. Collison
The Oklahoma Publishing Company
9000 North Broadway
Oklahoma City, Oklahoma 73114
Telephone (405) 475-3950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Frederic T. Spindel
Venable LLP
575 7th Street, N.W.
Washington, D.C. 20004
Telephone (202) 344-4732

July 26, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 367905106

1.	Name of Reporting Person: THE OKLAHOMA PUBLISHING COMPANY VOTING TRUST		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 274,404

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 274,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 274,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 367905106

1.	Name of Reporting Person: CHRISTINE GAYLORD EVEREST		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 812,099

		8.	Shared Voting Power: 3,675

		9.	Sole Dispositive Power: 812,099

		10.	Shared Dispositive Power: 3,675

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 815,774

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 2.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 367905106

1.	Name of Reporting Person: EDWARD L. GAYLORD REVOCABLE TRUST		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 130,581

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 130,581

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 130,581

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 367905106

1.	Name of Reporting Person: THE OKLAHOMA PUBLISHING COMPANY		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 274,404

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 274,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 274,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 367905106

1.	Name of Reporting Person: GFI Company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 274,404

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 274,404

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 274,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 367905106

1.	Name of Reporting Person: E.L. AND THELMA GAYLORD FOUNDATION		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,302,406

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,302,406

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,302,406

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 3.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 367905106

1.	Name of Reporting Person: LOUISE GAYLORD BENNETT		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 228,857

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 228,857

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 228,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): IN

Amendment No. 12 to Schedule 13D

     This Amendment No. 12, amending the Schedule 13D dated October 10, 1997, respecting the common stock, $.01 par value (“Common Stock”), of Gaylord Entertainment Company (the “Issuer”), is being filed jointly by The Oklahoma Publishing Company Voting Trust (the “Voting Trust”), The Oklahoma Publishing Company (“OPUBCO”), GFI Company (“GFI”), the Edward L. Gaylord Revocable Trust (the “Gaylord Trust”), the E. L. and Thelma Gaylord Foundation (the “Gaylord Foundation”), Christine Gaylord Everest (“Ms. Everest”) and Louise Gaylord Bennett (“Ms. Bennett”) (hereinafter collectively referred to as the “Reporting Persons”). This Schedule 13D was previously amended by Amendment No. 1 filed on August 24, 1998, Amendment No. 2 filed on October 2, 1998, Amendment No. 3 filed on July 1, 1999, Amendment No. 4 filed on August 16, 1999, Amendment No. 5 filed on October 20, 2000, Amendment No. 6 filed on December 5, 2000, Amendment No. 7 filed on July 3, 2001, Amendment No. 8 filed on April 10, 2003, Amendment No. 9 filed on August 8, 2003, Amendment No. 10 filed on April 8, 2004 and Amendment No. 11 filed on May 7, 2004.

     The Reporting Persons hereby amend and supplement the Schedule 13D filed by the Reporting Persons on October 10, 1997, as amended (the “Original Statement”) in order to, among other things, report that the Underwriters’ Option (as defined below in Item 4) and lock-up agreement entered into by the Reporting Persons in connection with an underwritten public offering of Common Stock by the Issuer have expired and that the Reporting Persons are no longer members of a group.

     Item 4. Purpose of Transaction.

     Item 4 is hereby amended and supplemented as follows:

     On April 27, 2004, the Gaylord Foundation, GFI, Ms. Everest, Ms. Bennett (the “Selling Stockholders”) and the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with Deutsche Bank Securities Inc. and J. P. Morgan Securities Inc., as representatives of the underwriters (the “Underwriters”). Pursuant to the Underwriting Agreement, and under a Registration Statement on Form S-3 (File No. 333-114293) and amendment thereto filed by the Issuer with the Securities and Exchange Commission, the Selling Stockholders sold an aggregate of 7,019,162 shares of Common Stock to the Underwriters on May 3, 2004 at a price per share of $30.48 (the “Sale”). Additionally, the Underwriters had the option to purchase, within 30 days after the date of the Underwriting Agreement, up to an additional 1,052,874 shares of Common Stock from the Selling Stockholders to cover over-allotments, if any (the “Underwriters’ Option”). The Underwriters did not exercise the Underwriters’ Option, which terminated on May 27, 2004.

     In connection with the Underwriting Agreement, the Issuer and the Selling Stockholders agreed with the Underwriters that during the period of 90 days after April 27, 2004, they would not, without the prior written approval of the representatives of the Underwriters, subject to certain permitted exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock. In addition, the Selling Stockholders agreed that during such 90-day period, they would not, without the prior written approval of the representatives of the Underwriters, make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. These agreements with the Underwriters expired and terminated on July 26, 2004. This summary of the Underwriting Agreement is qualified in its entirety by reference to the form of Underwriting Agreement, which was filed as Exhibit 99.1 to Amendment No. 11 to the Original Statement and is incorporated herein by reference.

     Each of the Reporting Persons intends to hold for investment the shares of Common Stock of the Issuer that she or it beneficially owns and does not have any intentions to exercise influence over the management and policies of the Issuer. Depending on market conditions, the Issuer’s financial and operational performance, the particular investment objectives of each of the Reporting Persons and other factors, one or more of the Reporting Persons may purchase shares of Common Stock, or may dispose of all or a portion of the shares of Common Stock that such Reporting Person owns or may hereafter acquire, in the open market, in private transactions, in a subsequent registered offering or otherwise. None of the Reporting Persons has any written or oral agreement or other arrangement or understanding with any other Reporting Person to act together for the purpose of acquiring, holding, voting or disposing of shares of Common Stock. Because of the relationships among the Reporting Persons, it is possible that the Reporting Persons may in the future vote shares of Common Stock over which they have voting control in a consistent manner. However, there is no formal or informal contractual obligation or understanding among the Reporting Persons to do so and each of them will determine to vote the Common Stock they hold based on their own investment purposes and considerations.

     The Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented as follows:

(a)-(b)	There has been no change in the information provided previously with respect to the Reporting Persons and, to the best knowledge of the Reporting Persons, there has been no change in the information provided previously with respect to persons previously identified in Item 2 as executive officers, directors or trustees of Reporting Persons since Amendment No. 11 to the Original Statement was filed.

(c)	None of the Reporting Persons or, to the best of their knowledge, the persons previously identified in Item 2 as executive officers, directors or trustees of Reporting Persons has engaged in any transactions in the Common Stock of the Issuer since Amendment No. 11 to the Original Statement was filed.

(d)	Except as previously disclosed, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.

(e)	On July 26, 2004, upon the expiration of the lock-up agreement described in Item 4 above, the Reporting Persons ceased acting together as a group for purposes of acquiring, holding, voting, or disposing of the shares of Common Stock of the Issuer. None of the Reporting Persons beneficially owns more than 5% of the Common Stock outstanding.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2004	THE OKLAHOMA PUBLISHING COMPANY
VOTING TRUST

Christine Gaylord Everest,
Voting Trustee

By: /s/ Christine Gaylord Everest

/s/ Christine Gaylord Everest

EDWARD L. GAYLORD REVOCABLE
TRUST

Christine Gaylord Everest,
Trustee

By: /s/ Christine Gaylord Everest

THE OKLAHOMA PUBLISHING COMPANY

By: /s/ Christine Gaylord Everest
Chief Executive Officer

GFI COMPANY

By: /s/ Christine Gaylord Everest,
Chief Executive Officer

E.L. AND THELMA GAYLORD
FOUNDATION
Christine Gaylord Everest, Trustee

By: /s/ Christine Gaylord Everest

/s/ Louise Gaylord Bennett